Exhibit 99.2

Press Release

Chi-Med to Present Savolitinib and Fruquintinib Clinical Data at WCLC 2017 Annual Meeting

– Data to show potential of savolitinib to treat EGFR-TKI resistance in both Iressa® and Tagrisso® refractory patients with MET amplification –

– Results to further validate Chi-Med’s scientific strategy of designing highly selective small molecule TKIs that can be safely and effectively used in combination regimens –

– Updated data through August 2017 will be reviewed on-site in three oral presentations –

London: Friday, September 29, 2017: Hutchison China MediTech Limited (“Chi-Med”) (AIM/Nasdaq: HCM) today announces that non-small cell lung cancer (“NSCLC”) proof-of-concept clinical data on two of its novel tyrosine kinase inhibitors (“TKI”), savolitinib and fruquintinib, will be presented at the 18th World Conference on Lung Cancer (“WCLC”), to be held in Yokohama, Japan from October 15 to 18, 2017. The three oral presentations cover the following studies in epidermal growth factor receptor (“EGFR”)-mutant NSCLC patients:

Savolitinib plus Tagrisso® (osimertinib) for EGFR-mutant MET amplified NSCLC patients after progression on prior EGFR-TKI, predominantly Iressa® (gefitinib) or Tarceva® (erlotinib)

The proof-of-concept TATTON B study demonstrated promising safety, tolerability, and efficacy of this combination. Data was not yet mature at abstract data cut-off (April 2017). The presentation will include data up to and including August 2017, including further patient enrolment, response confirmations, and duration of response results.

Title:	OA 09.03 – TATTON Ph Ib Expansion Cohort: Osimertinib plus Savolitinib for Pts with EGFR-Mutant MET-Amplified NSCLC after Progression on Prior EGFR-TKI
Presenting Author:	Myung-Ju Ahn
Authors:

Ji-Youn Han, Lecia V Sequist, Byoung Chul Cho, J.S. Lee, Sang-We Kim, W. Su, C. Tsai, James Chih-Hsin Yang, Helena Yu, L. Horn, K. Lee, V. Haddad, M.M. Frigault, G. Ahmed, L. Yang, D. Ghiorghiu, Geoffrey R. Oxnard

Time & Location:	Tuesday October 17, 2017, 11:20AM – 11:30AM, Room 301 + 302
Session:	OA 09 – EGFR TKI Resistance (ID 663)

Savolitinib plus Iressa® (gefitinib) for EGFR-mutant MET amplified NSCLC patients after progression on prior EGFR-TKI

This proof-of-concept study in China demonstrated promising safety, tolerability, and efficacy of this combination. Data was not yet mature at abstract data cut-off (March 2017). The presentation will include data up to and including August 2017, including further patient enrolment, response confirmations, duration of response results, and confirmation of T790M status for each patient.

Title:	OA 09.06 – A Phase Ib Trial of Savolitinib plus Gefitinib for Chinese Patients with EGFR-Mutant MET-Amplified Advanced NSCLC
Presenting Author:	Jin-Ji Yang
Authors:	Jian Fang, Y. Shu, J. Chang, G. Chen, J. He, W. Li, X. Liu, N. Yang, Caicun Zhou, J. Huang, L. Yang, A.A. Handzel, M.M. Frigault, G. Ahmed, C. Egile, S. Morgan, Yi-Long Wu
Time & Location:	Tuesday October 17, 2017, 11:55AM – 12:05PM, Room 301 + 302
Session:	OA 09 – EGFR TKI Resistance (ID 663)

Fruquintinib plus Iressa® in stage IIIb/IV EGFR-mutant NSCLC patients

This proof-of-concept study in first-line EGFR-mutant NSCLC demonstrated no unexpected toxicities and a manageable preliminary safety profile of this combination. Data was not yet mature at abstract data cut-off (June 2017). The presentation will include data up to and including August 2017, including further patient enrolment, safety and efficacy results.

Title:	JCSE 01.12 – A Phase II Study of Fruquintinib in Combination with Gefitinib in Stage IIIb/IV NSCLC Patients Harboring EGFR Activating Mutations
Presenting Author:	Shun Lu
Authors:	J. Zhou, X. Niu, M. Chen, Y. Hua, W. Su
Time & Location:	Sunday October 15, 2017, 10:35AM – 10:50AM, F203 (Annex Hall)
Session:	JCSE 01 – Joint IASLC / CSCO / CAALC Session: Immunotherapy for Management of Lung Cancer: Ongoing Research from East and West (ID 630)
Poster Note:

The study detailed in oral presentation JCSE 01.12 will also be presented as poster P3.01-070 as part of the Advanced NSCLC poster session on Wednesday October 18, 2017 at 9:30AM, in Exhibit Hall (B + C).

Once presented, the presentations will be available at www.chi-med.com/news/.  Further information about WCLC is available at www.wclc2017.iaslc.org.

About Savolitinib

Savolitinib (AZD6094/HMPL-504) is a potential global first-in-class inhibitor of c-MET (also known as mesenchymal epithelial transition factor) receptor tyrosine kinase, an enzyme which has been shown to function abnormally in many types of solid tumors.  It was developed as a potent and highly selective oral inhibitor specifically designed to address issues observed in the clinic with first-generation c-MET inhibitors, including renal toxicity.

Savolitinib was discovered by Chi-Med and is being developed in collaboration with AstraZeneca PLC.  AstraZeneca PLC and Chi-Med are currently testing savolitinib in multiple tumor types worldwide including kidney, lung and gastric cancers, both as a monotherapy or in combination with other targeted and immunotherapy agents.

About Fruquintinib

Fruquintinib is a highly selective small molecule drug candidate that has been shown to inhibit VEGFR 24 hours a day via an oral dose, without known off-target toxicities.  Its tolerability, along with its clean drug-drug interaction profile, enables rational combination with other cancer therapies such as in our ongoing clinical trials of fruquintinib in combination with chemotherapy and targeted therapy.

At an advanced stage, tumors secrete large amounts of VEGF, a protein ligand, to stimulate formation of excessive vasculature (angiogenesis) around the tumor to provide greater blood flow, oxygen, and nutrients to the tumor.  VEGF and VEGFR play a pivotal role in tumor-related angiogenesis, and the inhibition of the VEGF/VEGFR pathway.  This represents an important therapeutic strategy in blocking the development of new blood vessels essential for tumors to grow and invade.

Fruquintinib is currently under joint development in China by Chi-Med and its partner Eli Lilly and Company (“Lilly”).  Chi-Med and Lilly jointly announced top-line results from the FRESCO CRC trial on March 3, 2017.  In addition, fruquintinib is being studied in China in a Phase III pivotal trial in NSCLC, known as FALUCA; and a Phase II study using fruquintinib combined with Iressa® (gefitinib) in the first-line setting for patients with advanced or metastatic NSCLC.  Other studies currently being planned, and soon to be initiated, include a Phase III study in gastric cancer in combination with paclitaxel in China, new studies in the United States, and certain exploratory studies in combination with other oncology agents.

About Chi-Med

Chi-Med is an innovative biopharmaceutical company which researches, develops, manufactures and sells pharmaceuticals and healthcare products.  Its Innovation Platform, Hutchison MediPharma Limited, focuses on discovering and developing innovative therapeutics in oncology and autoimmune diseases for the global market.  Its Commercial Platform manufactures, markets, and distributes prescription drugs and consumer health products in China.

Chi-Med is majority owned by the multinational conglomerate CK Hutchison Holdings Limited (SEHK: 0001).  For more information, please visit: www.chi-med.com.

Tagrisso® and Iressa® are trademarks of the AstraZeneca PLC group of companies. Tarceva® is a trademark of the Astellas Pharma Inc. group of companies.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995.  These forward-looking statements reflect Chi-Med’s current expectations regarding future events, including its expectations for the clinical development of fruquintinib and savolitinib, plans to initiate clinical studies for fruquintinib and savolitinib, its expectations as to whether such studies would meet their primary or secondary endpoints, and its expectations as to the timing of the completion and the release of results from such studies.  Forward-looking statements involve risks and uncertainties.  Such risks and uncertainties include, among other things, assumptions regarding enrollment rates, timing and availability of subjects meeting a study’s inclusion and exclusion criteria, changes to clinical protocols or regulatory requirements, unexpected adverse events or safety issues, the ability of drug candidates fruquintinib and savolitinib to meet the primary or secondary endpoint of a study, to obtain regulatory approval in different jurisdictions, to gain commercial acceptance after obtaining regulatory approval, the potential market of fruquintinib and savolitinib for a targeted indication and the sufficiency of funding.  In addition, as certain studies rely on the use of Iressa® (gefitinib) as a combination therapeutic with fruquintinib and Tagrisso® (osimertinib) or Iressa®  (gefitinib) as a combination therapeutic with savolitinib, such risks and uncertainties include assumptions regarding the safety, efficacy, supply and continued regulatory approval of Iressa® and Tagrisso®.  Existing and prospective investors are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof.  For further discussion of these and other risks, see Chi-Med’s filings with the U.S. Securities and Exchange Commission and on AIM.  Chi-Med undertakes no obligation to update or revise the information contained in this press release, whether as a result of new information, future events or circumstances or otherwise.

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